Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 27, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Intelsat Global Holdings S.A.

Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we enclose the accompanying changed pages to Amendment No. 7 to the Registration Statement (the “Registration Statement”) on Form F-1 of the Company, filed with the Commission on March 20, 2013 (File No. 333-181527). The pages are marked to indicate changes from the Registration Statement that include, among other things, a preliminary price range for the common shares to be offered under the Registration Statement and certain information previously left blank in the Registration Statement that is derived from such price range.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025, Brian M. Janson at (212) 373-3588 or the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Michelle V. Bryan, Esq.

Intelsat Global Holdings S.A.

Raymond Y. Lin, Esq.

Latham & Watkins LLP